

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 25, 2008

Mr. Allan J. Kent
Executive Vice President and Chief Financial Officer
GeoGlobal Resources Inc.
Suite 310, 605 - 1st Street S.W.
Calgary, Alberta, Canada T2P 3S9

> **Re: GeoGlobal Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed June 10, 2008**
> **File No. 001-32158**

Dear Mr. Kent:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

1.   Please provide us an update regarding the status of your AMEX listing.

2.   In future filings, please avoid over-reliance on abbreviations, such as PSC, GOI, and CI. The abbreviations add an element of confusion to your disclosure.

3.   We note that you characterize your operations as being in the development stage, although, as of December 31, 2007, you do not report any proved reserves of oil or natural gas. Please revise this characterization. The term development is only appropriate when an issuer is engaged in the preparation of an established commercially minable deposit (reserves) for its extraction.

4.   We note that in note 12 to the financial statements, you disclose conducting exploration activities in the Middle East. With a view to possible disclosure, please identify for us the countries in the Middle East where you conduct activities.

5.   In note 13 to the financial statements, you disclose that you may be responsible for the payment of liquidated damages in the amounts of $773,000 and $662,000 in connection with your interest in the Tarapur Block. In an appropriate section of the Form 10-K, please explain why you characterized the payments as liquidated damages.

Description of Business, page 4

Our Krishna Godavari Basin Agreements, page 7

6.   Please disclose whether there are any circumstances in which you may be required to make payments if the PSC for the KG Offshore Block is terminated by the GOI, and if so, disclose the estimated amounts that you may be required to pay.

Participating Interest Agreement, page 8

7.   Please disclose whether you received any consideration from RGM in return for your assignment of a 50% of the benefits and obligations of the PSC covering the KG Offshore Block and CIA.

Our Oil and Gas Interests, page 23

8.   Please discuss why eleven of the forty-one wells in which you participated were abandoned.

Risk Factors, page 27

9.   Please carefully review and, as necessary, revise the risk factors to remove language that may suggests that your operations are more substantial than in fact is the case. For example, we note the statement, "The presence of hydrocarbons reserves on contiguous properties is no assurance or necessary indication that

hydrocarbons will be found in commercially marketable quantities." Your discussion regarding the presence of hydrocarbons in your properties is not relevant at this time, given that, as of December 31, 2007, you had no proven reserves. Please remove this disclosure and any other similar disclosure.

10.   We note that you have restated several financial statements and that your latest quarterly report indicates that the material weaknesses identified in the Form 10-K for the fiscal year ended December 31, 2007 continue to exist, and therefore, that your disclosure controls and procedures and internal controls over financial reporting were determined not to be effective. Please discuss in a risk factor all risks relating to these facts.

11.   Discuss in a risk factor your failure to file timely the Form 10-K for the fiscal year ended December 31, 2007, and the Form 10-Q for the quarterly period March 31, 2008, and the risks resulting from your untimely filing of the reports.

Financial Statement Impact of Our Failure to Exercise Our Options to Reacquire…, page 30

12.   Please revise the risk factor caption to specifically describe the financial impact resulting from your failure to exercise the option to reacquire the Egyptian Exploration Blocks. Also revise the text to discuss why the failure to exercise the option will result in a charge to the Statement of Operations

Because Our Activities Have Only Recently Commenced and We Have No Operating…, page 30

13.   We note that you have a carried interest in the KG Offshore Block. Please discuss under a separate caption the risks associated with this type of interest.

Possible Inability of Contracting Parties to Fulfill . . ., page 29

14.   We note that your contracting parties have been unable to meet minimum work commitments relating to projects in which you hold an interest or participate. Your caption should reflect this fact and the resulting risk, namely that the Government of India could terminate your interest in the production sharing contracts.

India's Regulatory Regime May Increase Our Risks and Expenses in Doing Business, page 32

15.   We note that the Ministry of Petroleum & Natural Gas advised you that the Government of India had issued new guidelines in response to the worldwide supply and availability shortage of offshore drilling rigs. Please discuss the impact of these guidelines on your activities.

Our Success is Largely Dependent On the Success of the Operators of the Ventures…, page 33

16.   Please expand the risk factor to address the fact that the operators have failed to complete minimum work commitments within the required timeframes.

Controls and Procedures, page 53

Material Changes to Internal Control over Financial Reporting, page 55

17.   We note the statement, "We anticipate that these changes will strengthen our disclosure controls and procedures, as well as our internal controls over financial reporting. However, because the remedial actions we have implemented are very recent and we need to allow adequate time after the implementation to evaluate and test the effectiveness of the controls, no assurance can be given as to the timing of the achievement of remediation." You reported in your Form 10-Q for the period ended September 30, 2008, that the material weaknesses identified in the Form 10-K continued to exist and therefore that the disclosure controls and procedures and internal control over financial reporting were found to be not effective. Please revise your disclosure in the Form 10-Q to disclose by when you estimate the material weaknesses to be fully addressed. Also, given that the implementation of the corrective measures to address the material weaknesses appears to involve an ongoing process, it is unclear why you stated that there were no reportable changes in your internal controls over financial reporting during the relevant period. Please explain

Executive Compensation, page 59

Outstanding Equity Awards at December 31, 2007

18.   Please disclose the vesting dates for the awarded options.

Equity Compensation, page 64

19.   We note the statement indicating that the executive officers received no equity
        grants in 2007. In note 10 to the financial statements, you report, however, that in
        2007, stock-based compensation was granted to the principals of Roy Group and
        D.I. Investment Ltd., both named executive officers at the Company. Please
        discuss why the stock grant was not deemed to be an equity grant reportable in
        the Grants of Plan-Based Awards table.

Changes in and Disagreements With Accountants on Accounting and Financial
Disclosure, page 53

20.   Please provide more information about the facts and circumstances surrounding
        Ernst & Young LLP's resignation as your auditor.

Audit Committee and Audit Committee Financial Expert, page 57

21.   We note your statement that Mr. Hudson "has the attributes of an Audit
        Committee Financial Expert." In future filings, please explicitly state whether Mr.
        Hudson serves as the financial expert on the Audit Committee.

Certain Relationships and Related Transactions, and Director Independence, page 67

22.   Note 10 to the financial statements on FS 102 indicates that you recorded certain
        amounts as consulting fees paid to Amicus Services Inc., a related party. It does
        not appear that you have provided the information required by Item 404(a) of
        Regulation S-K relating to your transactions with Amicus Services. Please revise
        to provide the required disclosure or otherwise tell us why you believe you are not
        required to discuss your transactions with Amicus.

Financial Statements

Report of Independent Registered Public Accounting Firm, page FS73

23.   We note that your current auditors have not audited the inception-to-date
        information, covering the period from August 21, 2002 (inception) through
        December 31, 2007 in rendering their opinion. Generally, we would expect all
        periods covered within the cumulative data to be audited. If this is not feasible,
        you may revise your financial statements to identify all the cumulative data as
        unaudited.

Note 6 – Asset Retirement Obligation, page FS89

24.   Based on your current disclosure at Note 6, it is unclear what events prompted your recording of the asset retirement obligation in 2007. Please provide clarification of the circumstances that led to the establishment of the obligation and why the liability arose in 2007. Additionally, please explain why you have not recorded any accretion on the asset retirement obligation.

Note 7 f) – Extended warrants and compensation modification, page FS93

25.   We note your disclosure indicating that you extended the expiration date of your 2005 Stock Purchase Warrants and recorded the incremental increase in the fair value as a direct adjustment to stockholders' equity increasing both APIC and accumulated deficit leading to the inconsistent amounts reported for the accumulated deficit on pages FS 79 and FS 78. Given the preferential nature of this modification, it appears that you should present the amount as an adjustment to net loss on page FS 78, to arrive at net loss available to common shareholders and similarly adjust EPS, analogous to the guidance in EITF D-42, SAB Topic 6.B and paragraphs 8 and 9 of SFAS128.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or Carmen Moncada-Terry at (202) 551-3687 with questions regarding any other comments. Please contact me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief